Exhibit 16.1



November 5, 2002


Securities and Exchange Commission
Washington, D.C.  20549

Re: PurchasePro.com, Inc.

   File No: 000-26465


Dear Sir or Madam:

We have read Item 4 of the Form 8-K of PurchasePro.com, Inc. dated October 22, 2002. We believe it should be supplemented and, in part, amended as follows.

With regard to the fourth paragraph of Item 4, Grant Thornton LLP was retained as the Company's independent accountant on December 17, 2001.

Grant Thornton has informed the Company of certain matters which Grant Thornton considers to be reportable conditions as follows: (a) lack of periodic reconciliation of accounts resulted in a significant number of adjustments after the books were closed at year end; (b) insufficient accounting personnel;
(c) accounting personnel of the Company appeared to be unaware of certain key transactions, or aspects of transactions, which may have been a result of a lack of adequate communication; and (d) due to the complexity of certain software and service contracts, Grant Thornton emphasized the need for the Controller to review each contract on a case-by-case basis for the appropriate accounting treatment. These items were communicated to the Company in a draft management letter which was never finalized. Grant Thornton communicated that these internal control matters were considered in determining the nature; timing and extent of the audit tests applied in their audit of 2001 financial statements.

Very truly yours,

/s/ Grant Thornton LLP
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Grant Thornton LLP